UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 1, 2022

BIOLIFE4D CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	81-4586116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(Mailing Address of principal executive offices)

(224) 602-9569

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.00001

Item 3. Material Modifications to Rights of Securityholders

Amendment to Certificate of Incorporation

On February 3, 2022, the Board of Directors (the “Board”) of BIOLIFE4D CORPORATION (the “Company”), approved the filing of an Amendment to its Certificate of Incorporation (the “Amendment”) with the Delaware Secretary of State. Pursuant to the Amendment, the number of shares authorized was increased from: (A) 17,000,000 shares, consisting of 11,000,000 shares of voting common stock (“Voting Common Stock”) and 6,000,000 shares of non-voting common stock (“Non-Voting Common Stock”) to (B) 70,000,000, consisting of 50,000,000 shares of common stock and 20,000,000 shares of blank-check preferred stock.

The Amendment combined the Non-Voting Common Stock and the Voting Common Stock into one class of stock, the “Common Stock” (the “Combination”).

As a result of the Combination, the holders of the Non-Voting Common Stock was given all rights, title, and interests provided to holders of the Voting Common Stock. The Non-Voting Common Stock and Voting Common Stock are now referred to as one class of stock—the Common Stock, each share of which has one vote.

The foregoing is a summary of the Amendment and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1.

Item 9. Other Events.

Adoption of 2022 Stock Option Plan

On February 3, 2022, the Board adopted the 2022 Incentive and Non-Statutory Stock Option Plan (the “2022 Stock Option Plan”) which provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and the employees of any subsidiary corporation, and for the grant of non-statutory stock options to non-employees, including directors and other service providers.

Authorized shares. A total of 5,000,000 shares of our Common Stock have been reserved for issuance pursuant to the exercise of options issued from the 2022 Stock Option Plan.

Plan administration. Our Board administers our 2022 Stock Option Plan.

Stock options. Stock options may be granted under our 2022 Stock Option Plan. The exercise price of options granted under our 2022 Stock Option Plan must at least be equal to the fair market value of our Common Stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2022 Stock Option Plan, the administrator determines the other terms of options.

Options Granted. To date, we have not issued any options to purchase shares of our Common Stock pursuant to our 2022 Stock Option Plan.

Non-transferability of awards. Unless the administrator provides otherwise, our 2022 Stock Option Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2022 Stock Option Plan, the administrator will adjust the number and class of shares that may be delivered under our 2022 Stock Option Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2022 Stock Option Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Our 2022 Stock Option Plan provides that in the event of a merger or change in control, as defined under the 2022 Stock Option Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

The administrator has the authority to amend, suspend, or terminate the 2022 Stock Option Plan provided such action will not impair the existing rights of any participant. Our 2022 Stock Option Plan will automatically terminate in February 3, 2032, unless terminated sooner by the Company.

The foregoing is a summary of the material features of the 2022 Stock Option Plan and is qualified in its entirety by reference to the full text of the 2022 Stock Option Plan, which is attached hereto as Exhibit 6.1. Capitalized terms used in this summary and not otherwise defined have the meaning set forth in the 2022 Stock Option Plan.

Adoption of 2022 Restricted Stock Plan

On February 3, 2022, the Board adopted the 2022 Restricted Stock Plan (the “2022 Restricted Stock Plan”) which provides for the grant of Common Stock awards and performance awards to our officers, directors, and key employees of the Company and of any subsidiary corporation.

Purpose of the Plan. The 2022 Restricted Stock Plan is intended to provide incentives which will attract, retain, motivate, and reward officers, directors, and key employees of the Company or any of its Affiliates (“Participants”), by providing them opportunities to acquire shares of Common Stock of the Company.

Stock Subject to the Plan. The aggregate number of shares of Common Stock that may be subject to Awards granted under the 2022 Restricted Stock Plan is 5,000,000 shares of Common Stock. If any shares of Common Stock are forfeited, retained by the Company as payment of tax withholding obligations with respect to an Award, or surrendered to the Company to satisfy tax withholding obligations, such shares of Common Stock will be added back to the shares available for Awards. The 2022 Restricted Stock Plan contains certain adjustment provisions relating to stock dividends, stock splits, and the like.

Administration of the Plan. The 2022 Restricted Stock Plan will be administered by the Board. The Board will have the full power and authority to grant Awards to the persons eligible to receive such Awards and to determine the amount, type, terms, and conditions of each such Award.

Eligibility. Participants consist of such officers, directors, and key employees of us or any of our Affiliates as the Board, in its sole discretion, determines to be significantly responsible for our success and future growth and profitability and whom the Board may designate from time to time to receive Awards under the 2022 Restricted Stock Plan.

Types of Awards. Stock Awards and Performance Awards may, as determined by the Board, in its discretion, constitute Performance-Based Awards.

Stock Awards. The Board is authorized to grant Stock Awards and will, in its sole discretion, determine the recipients and the number of shares of Common Stock underlying each Stock Award. Each Stock Award will be subject to such terms and conditions consistent with the 2022 Restricted Stock Plan as determined by the Board and as set forth in an Award agreement, including, without limitation, restrictions on the sale or other disposition of such shares and our right to reacquire such shares for no consideration upon termination of the Participant’s employment or membership on the Board, as applicable, within specified periods.

Performance Awards. The Board is authorized to grant Performance Awards and will, in its sole discretion, determine the recipients and the number of shares of Common Stock that may be subject to each Performance Award. Each Performance Award will be subject to such terms and conditions consistent with the 2022 Restricted Stock Plan as determined by the Board and as set forth in an Award agreement. The Board will set performance targets at its discretion which, depending on the extent to which they are met, will determine the number of Performance Awards that will be paid out to the Participants and may attach to such Performance Awards one or more restrictions. Performance targets may be based upon, without limitation, Company-wide, divisional and/or individual performance.

The Board has the authority to adjust performance targets. The Board also has the authority to permit a Participant to elect to defer the receipt of any Performance Award, subject to the 2022 Restricted Stock Plan.

Performance-Based Awards. Certain Stock Awards and Performance Awards granted under the 2022 Restricted Stock Plan and the compensation attributable to such Awards are intended to (i) qualify as Performance-Based Awards or (ii) be otherwise exempt from the deduction limitation imposed by Section 162(m) of the Code.

The Board determines whether Stock Awards and Performance Awards granted under the 2022 Restricted Stock Plan qualify as Performance-Based Awards. The Board will establish in writing the performance goals, the vesting period, the performance targets, and any other terms and conditions of the Award in its sole discretion.

Vesting. Awards granted to Participants under the 2022 Restricted Stock Plan may be subject to a graded vesting schedule with a minimum vesting period of two years, unless otherwise determined by the Board.

If there is a Change in Control of the Company, all unvested Awards granted under the 2022 Restricted Stock Plan will become fully vested immediately upon the occurrence of the Change in Control and such vested Awards will be paid out or settled, as applicable, within 60 days upon the occurrence of the Change in Control, subject to requirements of applicable laws and regulations.

Subject to the discretion of the Board, if a Participant’s employment or membership on the Board is terminated due to death or Disability, then all unvested and/or unearned Awards will be forfeited as of such date.

Section 409A of the Code. Awards under the 2022 Restricted Stock Plan are intended either to be exempt from the rules of Section 409A of the Code or to satisfy those rules and shall be construed accordingly. However, we will not be liable to any Participant or other holder of an Award with respect to any Award-related adverse tax consequences arising under Section 409A or other provision of the Code.

Transferability. Each Award granted under the 2022 Restricted Stock Plan will not be transferable otherwise than by a will or the laws of decent and distribution or as otherwise decided by the Board.

Fair Market Value. For purposes of the 2022 Restricted Stock Plan, “Fair Market Value” means, as of any given date, the closing price of a share of Common Stock on The Nasdaq Stock Market LLC or such other public trading market on which shares of Common Stock are listed or quoted on that date.

Withholding. All payments or distributions of Awards made pursuant to the 2022 Restricted Stock Plan will be net of any amounts required to be withheld pursuant to applicable federal, state, and local tax withholding requirements.

Amendments. The Board may amend the 2022 Restricted Stock Plan from time to time or suspend or terminate it at any time. However, no amendment will be made, without approval of our shareholders to (i) increase the total number of shares which may be issued under the 2022 Restricted Stock Plan; (ii) modify the requirements as to eligibility for Awards under the 2022 Restricted Stock Plan; or (iii) otherwise materially amend the 2022 Restricted Stock Plan as provided in Nasdaq Marketplace Rules.

Term of the Plan. The 2022 Restricted Stock Plan will terminate on the tenth anniversary of its Effective Date.

Current Issuance. As of the Record Date, there have been no awards issued under the 2022 Restricted Stock Plan.

The following is a summary of the material features of the 2022 Restricted Stock Plan and is qualified in its entirety by reference to the full text of the 2022 Restricted Stock Plan, which is attached hereto as Exhibit 6.2. Capitalized terms used in this summary and not otherwise defined have the meaning set forth in the 2022 Restricted Stock Plan.

Item 7. Departure of Certain Officers

On February 1, 2022, James Hechtman resigned as the Chief Financial Officer (Principal Financial Officer) of the Company.

Item 9.01 Other Events

Appointment of Chief Financial Officer

On February 1, 2022, Wesley Ramjeet was engaged as the Chief Financial Officer of the Company. Mr. Ramjeet will be the Company’s Principal Financial Officer. A brief account of his business experience is set forth below.

Wesley Ramjeet is the founder and Chief Executive Officer of PPMT Strategic Group, a New York based consulting firm since 2009. Prior to this, Mr. Ramjeet has been the Managing Partner of Profit Planners, Inc., a private New York consulting company since 2003. Mr. Ramjeet is the Founder and Chairman of MD Logic Health a supplement company that sells nutritional supplements to doctors and direct to consumers. Mr. Ramjeet is also the Chairman of SNN, Inc a financial media company that covers the micro-cap market place. Prior to founding Profit Planners, Inc., Mr. Ramjeet was the interim Chief Financial Officer of Youth Stream Media, Inc., a NASDAQ-traded public company. Mr. Ramjeet began his professional career in the Entrepreneurial Services Group at Ernst and Young, LLP. During his nine years at Ernst and Young, Mr. Ramjeet served both private and publicly-traded companies in various industries.

Mr. Ramjeet received his Bachelor’s degree in Accounting from St. John’s University and is a CPA.

EXHIBITS

2.1	Amendment to Certificate of Incorporation
6.1	2022 Stock Option Plan
6.2	2022 Restricted Stock Plan

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOLIFE4D CORPORATION

By:	/s/ Steven Morris
Name:	Steven Morris
Title:	Chief Executive Officer
Date:	February 4, 2022